NINE WEST GROUP INC.


July 22, 1998



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  H. Christopher Owings
            Assistant Director, Division of Corporation Finance

       Re:  Nine West Group Inc.
            Registration Statement on Form S-3 (File No. 333-2656)

Dear Mr. Owings:

     Pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Nine West Group Inc. (the "Company") hereby requests that the above-referenced registration statement (the "Registration Statement") registering 108,060 shares of the Company's Common Stock, par value $.01 per share (the "Shares"), be withdrawn and that the Securities and Exchange Commission (the "Commission") consent to such withdrawal. The Company filed the Registration Statement to fulfill a contractual obligation, which required the Company to maintain the effectiveness of the Registration Statement for a period of two years following the effective date. The two-year period expired on April 1, 1998. The Shares registered pursuant to the Registration Statement are held by two selling stockholders (the "Selling Stockholders") who acquired the Shares in January 1995. Neither of the Selling Stockholders is or has been an affiliate of the Company. The Shares which have not previously been sold under the Registration Statement are now eligible for resale without restriction pursuant to Rule 144(k) under the Act and, accordingly, the continued effectiveness of the Registration Statement is unnecessary for the holders of the Shares to effect sales of the Shares from time to time in the future. For this reason, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

     Written notice that the withdrawal requested herein has been consented to by the Commission should be sent to the undersigned, with a copy to Laura Palma, Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, NY 10017.




Securities and Exchange Commission
July 22, 1998
Page 2


     If you have any questions regarding this matter, please contact Beth Barban Hedberg, Vice President and Deputy General Counsel of the Company at (914) 640-2421.


                          Very truly yours,

                          /s/ Robert C. Galvin

                          Robert C. Galvin
                          Executive Vice President, Chief Financial
                          Officer and Treasurer

cc:  Laura Palma, Esq.